Exhibit 12.1

Computation of Ratio of Earning to Fixed Charges

Resolute Energy Corporation

Ratio of Earning to Fixed Charges

(in thousands)

	Nine Months Ended September 30, 2016	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income (loss) before income taxes	(141,074)	(764,633)	(25,990)	(178,485)	29,857	48,355
Fixed charges, excluding capitalized interest	41,567	67,384	35,845	33,499	18,758	6,012
Earnings	(99,507)	(697,249)	9,855	(144,986)	48,615	54,367
Fixed charges:
Interest expense, including capitalized interest	40,756	70,345	46,429	47,832	22,094	5,145
Estimate of interest within rental expense	2,237	3,026	4,356	4,198	3,235	2,167
Fixed charges	42,993	73,371	50,785	52,030	25,329	7,312
Ratio of earnings to fixed charges	(a)	(a)	(a)	(a)	1.9	7.4

(a)

Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency was$142.5 million for the nine months ended September 30, 2016 and $770.6 million, $40.9 million and $197.0 million for the years ended December 31, 2015, December 31, 2014 and December 31, 2013, respectively.